FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Disclosure:	“Atrazine Litigation Settled”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Syngenta Media contact: Ann Bryan +1 336 632 2486 Paul Minehart +1 202 737 8913 USA Daniel Braxton Switzerland +41 61 323 2323 media.relations@syngenta.com	Syngenta Analyst/Investor contact: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521

Korein Tillery Attorneys at Law One US Bank Plaza 505 North 7th Street, Suite 3600 St. Louis, Missouri 63101 United States www.koreintillery.com	Korein Tillery Media contact: Charles Bosworth USA +1 314 241 4844 cbosworth@koreintillery.com joint media release
Basel, Switzerland / St. Louis, Missouri, May 25, 2012

Atrazine Litigation Settled

Syngenta and attorneys for several community water systems have agreed to settle litigation related to the herbicide atrazine in order to end the business uncertainty and expense of protracted legal proceedings.

Syngenta expressly denies any liability and Plaintiffs have acknowledged that they are not aware of any new scientific studies relating to atrazine not already in the public domain.

The proposed settlement agreement which requires court approval was filed with the United States District Court for the Southern District of Illinois on May 24, 2012. Water systems joining the class will be eligible for payments from a $105 million settlement funded by Syngenta. Details of the agreement can be found at www.atrazinesettlement.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta and Korein Tillery  – May 25, 2012 / Page 1 of 1

SYNGENTA AG

Date:	May 25, 2012	By:	/s/ Sandra Bürli-Borner
			Name:	Sandra Bürli-Borner
			Title:	Legal Counsel

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
Head Shareholder Services